EX 11.1

  COMPUTATION OF NET INCOME (LOSS) PER SHARE


                        IMAGINON, INC. AND SUBSIDIARIES
                   COMPUTATION OF NET INCOME (LOSS) PER SHARE

                                              Three months ended March 31,
                                                  2001          2000
                                               -----------   -----------
Net loss                                       $(1,486,613)  $(2,029,341)

Series F preferred stock dividend                  (37,522)      (36,667)
Series F preferred stock redemption premium        (37,500)     (200,000)
Amortization of discount on preferred stock
Series G preferred stock dividend
                                               -----------   -----------
Net loss applicable to common shareholders     $(1,561,635)  $(2,266,008)
                                               ===========   ===========

Weighted average number of common
  shares outstanding                            56,415,860    44,543,439

Common equivalent shares representing
  shares issuable upon exercise of
  outstanding options and warrants and
  conversion of preferred stock                        -*-           -*-
                                               -----------   -----------

Basic and diluted loss per common share              $(.03)  $     (0.05)
                                               ===========   ===========

* No impact to weighted average number of shares as the inclusion of additional shares assuming the exercise of outstanding options and warrants and conversion of preferred stock would have been antidilutive.

Diluted and supplementary net loss per share are not presented as the amounts are not dilutively or incrementally different from basic net loss per share amounts.